UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Twitter, Inc.

(Name of Issuer)

Common Stock, par value $0.000005 per share

(Title of Class of Securities)

90184L 102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90184L 102

1.	Names of Reporting Persons J.P. Morgan Investment Management Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,322,712
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,118,437
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,118,437
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.6%
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 90184L 102

1.	Names of Reporting Persons J.P. Morgan Digital Growth Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 90184L 102

1.	Names of Reporting Persons RTLC, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90184L 102

1.	Names of Reporting Persons RTLC II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 90184L 102

1.	Names of Reporting Persons JPMorgan Chase Bank, National Association
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,285,719
	6.	Shared Voting Power 799
	7.	Sole Dispositive Power 193,544
	8.	Shared Dispositive Power 2,903
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,288,589
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2%
12.	Type of Reporting Person (See Instructions) BK

Item 1.

	(a)	Name of Issuer: Twitter, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 1355 Market Street, Suite 900 San Francisco, California 94103

Item 2.

(a)

Name of Person Filing:

This statement is filed by J.P. Morgan Investment Management Inc. (“JPMIM”); J.P. Morgan Digital Growth Fund L.P. (“DGF”); RTLC, LLC (“RTLC”); RTLC II, LLC (“RTLC II”); and JPMorgan Chase Bank, National Association (“JPMCB,” and together with JPMIM, DGF, RTLC and RTLC II, the “Reporting Persons”).

	(b)	Address of Principal Business Office or, if none, Residence: For each Reporting Person: 320 Park Avenue, 15th Floor New York, New York 10017

	(c)	Citizenship: For each Reporting Persons other than JPMCB, Delaware. For JPMCB, United States of America

	(d)	Title of Class of Securities: Common Stock, par value $0.000005 per share

	(e)	CUSIP Number: 90184L 102

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by each Reporting Person is based on 634,511,461 shares of Common Stock outstanding on October 31, 2014, as indicated by the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2014.

The shares of Common Stock to which JPMIM has beneficial ownership consists of shares held by client accounts to which JPMIM serves as investment advisor.

The shares of Common Stock to which JPMCB has beneficial ownership consists of shares held by client accounts to which JPMCB serves as investment advisor.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2015

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

J.P. MORGAN DIGITAL GROWTH FUND L.P.

By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

RTLC, LLC

By: J.P. Morgan Digital Growth Fund L.P., authorized person
By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

RTLC II, LLC

By: J.P. Morgan Digital Growth Fund L.P., authorized person
By: J.P. Morgan Investment Management Inc., its investment advisor

By:	/s/ Tyler Jayroe
Name:	Tyler Jayroe
Title:	Executive Director

JPMORGAN CHASE BANK, NATIONAL ASSOCIATION

By:	/s/ Andrew J. Anderson
Name:	Andrew J. Anderson
Title:	Executive Director